Filed by Littelfuse, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed to be filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: IXYS Corporation

Commission File No.: 000-26124

Date: August 28, 2017

Set forth below is a presentation made available to employees of Littelfuse, Inc. on August 28, 2017.

Littelfuse to Acquire IXYS Accelerating Growth in Power Control Littelfuse Employee Town Hall August 28, 2017 1

Agenda Littelfuse to Acquire IXYS About IXYS Alignment with Strategy What this means Summary Q&A for IXYS and Littelfuse 2 Confidential and Proprietary | Lithium, Inc. © 2017

Transaction Summary

Purchase Price	▪ IXYS stockholders receive, for each IXYS share, $23.00 in cash or 0.1265 of a Littelfuse common share ▪ Transaction Equity Value of ~$750M plus assumption of net cash position of $95M (Enterprise Value of ~$655M) (1) ▪ Enterprise Value / Adjusted TTM EBITDA (2) of ~14.5x, and <9.0x pro forma with annualized cost synergies (3)
Consideration	▪ 50% of IXYS stock will be converted into the cash election and 50% converted to the equity election ▪ Post-acquisition, IXYS stockholders to own ~9% of Littelfuse outstanding shares
Synergies	▪ $30M+ annualized cost synergies within 2 years after close ▪ Revenue synergies and tax rate reduction provide additional longer term upside
Financial Impact	▪ Immediately accretive to adjusted EPS (4) and free cash flow (5) ▪ Synergized adjusted operating and EBITDA margins align to Littelfuse long-term financial model
Financing	▪ Cash portion of consideration will be funded through a mix of cash on hand and additional debt ▪ Littelfuse maintains strong balance sheet with Gross Debt / Adjusted TTM EBITDA of 2.4x (6)
Closing	▪ Expected to close in Q1 2018 ▪ Subject to satisfaction of customary closing conditions, including regulatory and IXYS stockholder approvals

(1) Based on Littelfuse's closing stock price on August 25, 2017 per Bloomberg
(2) IXYS Adjusted TTM EBITDA as of 6/30/17. See appendix for Trailing Twelve Month (TTM) EBITDA calculation
(3) Reflects expected Adjusted EBITDA after the effect of $30 million in annualized cost synergies
(4) Including amortization of acquired intangibles and adjusting for acquisition and integration related charges, and the fair value inventory step-up
(5) Free Cash Flow is defined as cash flow from operations less capital expenditures, adjusting for acquisition and integration related charges
(6) Based on Pro Forma Adjusted TTM EBITDA estimate as of transaction close

Littelfuse
Expertise Applied | Answers Delivered
Confidential and Proprietary | Lithium, Inc. © 2017
3

IXYS Snapshot Global Player in Power Semiconductors Integrated Transportation, 4% Medical, 26% Semis, 68% 47% Segment RF Power & 13% (1) Iron 2017 Form 10K 4 Confidential and Proprietary | Lithium, Inc. © 2017 Key Highlights Multi-market, integrated high power semiconductor company FY 2017 sales $322 million Worldwide operations with ~1,000 employees Manufacturing facilities in U.S, U.K., and Germany Multi-disciplined technology with 450+ global patents Diverse customer base of 3,500+ Revenue Breakdown (1) North America,Other, 9% Circuits, 25% 10% ProductPowerGeographyAPAC, 43%End-MarketIndustrial, Systems, 7%Consumer, Europe, 31%Comm., 16% Select Customers and Distributors

IXYS Snapshot

Global Locations, Employees



U.S.: ~320	
California:	~170
• Milpitas, CA (HQ)	
• Freemont, CA	
• Long Beach, CA	
• Santa Clara, CA	
Beverley,Mass./Aliso Viejo, CA	~140
Fort Collins, Colo:	~10

Europe: ~600	
Germany	~330
U.K.	~160
Portugal	~90
Netherlands, Spain, Switzerland	~20

Asia: ~130	
Philippines:	~90
Korea:	~40

Littelfuse
Expertise Applied | Answers Delivered

Confidential and Proprietary | Lithium, Inc. © 2017 5

Alignment With Strategy and M&A Priorities Strategy to Accelerate Growth in Power Control 6 Confidential and Proprietary | Lithium, Inc. © 2017 Preliminary Draft Only

Alignment With Strategy and M&A Priorities Alignment With Strategic M&A Focus Areas 7 Confidential and Proprietary | Lithium, Inc. © 2017 Preliminary Draft Only

Strategic Rationale Clear Alignment to Five-Year Littelfuse Strategy Significant expansion into industrial OEM markets Increased long-term penetration of power control products into automotive markets Combining salesforce, operations and product portfolio strengthens global market position Iron’s industrial OEM relationships via direct sales team provide market insight Increased content per vehicle through cross-selling of power control products in automotive Adds significant engineering expertise and IP around power semiconductor technologies Capture design-in opportunities in high power industrial and automotive applications Provides opportunities to capture high growth end markets, such as: Economies of scale to leverage technology and other investments • • Renewable energy Industrial power supplies EV charging infrastructure Optimization of customer facing and operational structures, leveraging respective strengths • Significant overlap in major global distribution partnerships bolsters position in channel Complements existing investment in silicon carbide • Industrial motor drives 8 Confidential and Proprietary | Lithium, Inc. © 2017 Accelerates High Growth Opportunities Complementary Customers and Channels Expanded Footprint in Strategic Markets Technology and Product Expansion Combined Critical Scale Preliminary Draft Only

Summary and Next Steps Largest acquisition in our 90-year history and an exciting milestone Important building block, squarely aligned within our strategy to accelerate growth in power control and industrial OEM markets. Combination will unite complementary capabilities, cultures and relationships. Contract has been signed; closing expected in first quarter of 2018 Between now and closing: Obtain required regulatory approvals Begin planning for integration while remaining separate companies During this interim period, it is important to continue meeting customer needs and maintaining excellent service levels 9 Confidential and Proprietary | Lithium, Inc. © 2017 Preliminary Draft Only

Additional Information Forward Looking Statements This presentation contains forward-looking statements, which address a variety of subjects including, for example, the expected timetable for closing of the proposed transaction between Littelfuse, Inc. (“Littelfuse”) and IXYS Corporation (“IXYS”) and the expected benefits and synergies of the proposed transaction. Statements that are not historical facts, including statements about Littelfuse’s beliefs, plans and expectations, are forward-looking statements. Such statements are based on Littelfuse’s current expectations and are subject to a number of factors and uncertainties, which could cause actual results to differ materially from those described in the forward-looking statements. The following important factors and uncertainties, among others, could cause actual results to differ materially from those described in these forward-looking statements: the ability to satisfy the conditions to closing of the proposed transaction, on the expected timing or at all; the ability to obtain required regulatory approvals for the proposed transaction, on the expected timing or at all; the occurrence of any event that could give rise to the termination of the merger agreement; the risk of stockholder litigation relating to the proposed transaction, including resulting expense or delay; higher than expected or unexpected costs associated with or relating to the proposed transaction; the risk that expected benefits, synergies and growth prospects of the proposed transaction may not be achieved in a timely manner, or at all; the risk that IXYS’ business may not be successfully integrated with Littelfuse’s following the closing; the risk that Littelfuse and IXYS will be unable to retain and hire key personnel; and the risk that disruption from the proposed transaction may adversely affect Littelfuse’s or IXYS’ business and their respective relationships with customers, suppliers or employees. For additional information about factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to both Littelfuse’s and IXYS’ filings with the Securities and Exchange Commission (“SEC”), including the risk factors contained in each of Littelfuse’s and IXYS’ most recent Quarterly Reports on Form 10-Q and Annual Report on Form 10-K. Forward-looking statements represent management’s current expectations and are inherently uncertain. Except as required by law, Littelfuse does not undertake any obligation to update forward-looking statements made by it to reflect new information, subsequent events or circumstances. Important Additional Information Will Be Filed with the SEC In connection with the proposed transaction, Littelfuse and IXYS intend to file relevant information with the SEC, including a registration statement of Littelfuse on Form S-4 (the “registration statement”) that will include a proxy statement of IXYS and that will also constitute a prospectus of Littelfus e (the “proxy statement/prospectus”). INVESTORS AND SECURITY HOLDERS OF IXYS ARE URGED TO CAREFULLY READ THE ENTIRE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT LITTELFUSE, IXYS AND THE PROPOSED TRANSACTION. The registration statement, proxy statement/prospectus and other documents filed by Littelfuse with the SEC may be obtained free of charge at LitteIfuse’s website at www.littelfuse.com or at the SEC's website at www.sec.gov. These documents may also be obtained free of charge from Littelfuse by requesting them by mail at Littelfuse, Inc., 8755 West Higgins Road, Suite 500, Chicago, Illinois 60631, Attention: Investor Relations, or by telephone at (773) 628-1000. The documents filed by IXYS with the SEC may be obtained free of charge at IXYS’ website at www.ixys.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from IXYS by requesting them by mail at IXYS Corporation, 1590 Buckeye Drive, Milpitas, California 95035, Attention: Investor Relations, or by telephone at (408) 457-9000. Participants in the Solicitation IXYS, Littelfuse and certain of their directors, executive officers and employees may be deemed participants in the solicitation of proxies from IXYS stockholders in connection with the proposed transaction. Information regarding the persons who may be deemed to be participants in the solicitation of IXYS stockholders in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus when it is filed with the SEC. Information about the directors and executive officers of Littelfuse and their ownership of Littelfuse common stock is set forth in Littelfuse’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016, which was filed with the SEC on February 27, 2017, and its definitive proxy statement for the Littelfuse 2017 annual meeting of stockholders, which was filed with the SEC on March 16, 2017. Information about the directors and executive officers of IXYS and their ownership of IXYS common stock is set forth in IXYS’ Annual Report on Form 10-K for the fiscal year ended March 31, 2017, which was filed with the SEC on June 12, 2017, and the definitive proxy statement for IXYS’ 2017 annual meeting of stockholders, which was filed with the SEC on July 28, 2017. Free copies of these documents may be obtained as described in the paragraphs above. 10 Confidential and Proprietary | Lithium, Inc. © 2017

Additional Information cont’d Non-Solicitation This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. Use of Non-GAAP (Adjusted) Financial Measures The information provided in this presentation includes the non-GAAP financial measures “Adjusted EBITDA” and “Adjusted EBITDA margin.” These non-GAAP financial measures exclude the effect of certain expenses and income not related directly to the underlying performance of fundamental business operations and should not be considered in isolation or a substitute for the comparable GAAP measure. A reconciliation of these non-GAAP financial measures to the most directly comparable GAAP measure is included in the appendix of this presentation. Management believes that Adjusted EBITDA and Adjusted EBITDA margin provide useful information to investors regarding operational performance because they enhance an investor’s overall understanding of core financial performance and facilitate comparisons to historical results of operations, by excluding items that are not related directly to the underlying performance of fundamental business operations or were not part of business operations during a comparable period. Management believes that these non-GAAP financial measures are commonly used by financial analysts and others in the industries in which Littelfuse operates, and thus further provide useful information to investors. Management additionally uses these measures when assessing the performance of the business and for business planning purposes. Note that definitions of these non-GAAP financial measures differ from those terms as defined or used by IXYS Corporation and may differ from those terms as defined or used by other companies. 11 Confidential and Proprietary | Lithium, Inc. © 2017